United States securities and exchange commission logo





                            April 4, 2023

       Christine McCarthy
       Chief Financial Officer
       The Walt Disney Company
       500 South Buena Vista Street
       Burbank, California 91521

                                                        Re: The Walt Disney
Company
                                                            Form 10-K for
Fiscal Year Ended October 1, 2022
                                                            Filed November 29,
2022
                                                            File No. 001-38842

       Dear Christine McCarthy:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended October 1, 2022

       Item 7. Management's Discussion and Analysis
       Business Segment Results
       Disney Media and Entertainment Distribution
       Direct-to-Consumer, page 39

   1. We note from your disclosure that average monthly revenue per paid subscriber was negatively impacted "by
a higher mix of subscribers to multi-product offerings."
                                                        Similarly, in your Q4
2022 earnings release furnished on Form 8-K, certain Direct-to-
                                                        Consumer platforms
experienced decreasing quarterly period over period average monthly revenue per subscriber
which was attributed to "a higher mix of subscribers to multi-
                                                        product offerings." We
also noted from your Q4 earnings call, bundled and multi-product offerings now account
for over 40% of your fiscal year-end domestic Disney+ subscriber count. It appears that
customers participating in bundled and multi-product offerings has both an impact on your
subscriber growth and revenues, please enhance your
                                                        disclosures to include
the total customers participating in bundled and multi-platform
 Christine McCarthy
The Walt Disney Company
April 4, 2023
Page 2
         offerings for the periods presented for both your domestic and international DTC offerings. While your definition of "Paid subscribers" explains that bundled/multi-
         offering subscribers are counted as paid subscribers for each service listed in the table on page 40, please consider separately quantifying total subscribers for all DTC services in the aggregate and parenthetically highlighting in the introduction to the table that amounts for specifically listed offerings do not aggregate to the number of total DTC subscribers.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameChristine McCarthy                           Sincerely,
Comapany NameThe Walt Disney Company
                                                               Division of
Corporation Finance
April 4, 2023 Page 2                                           Office of Trade
& Services
FirstName LastName